

Towngas
The Hong Kong and China Gas Company Limited

RECEIVED
2005 JAN 11 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 January 2005

Our ref: CS/GL/L/05-01

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.




05005091

BY DHL

SUPPL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you a copy of the newspaper advertisement on 3 January 2005 in respect of the "Retirement of Director" for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934.

Yours faithfully

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

Gabriel Li
Corporate Services Manager

GL/pl

Encl

Corporate Services Department 23rd Floor, 363 Java Road, North Point, H.K. Tel: 2963 3288 Fax: 2561 3600 E-mail: gabriel.li@towngas.com

THE ASIAN WALL STREET JOURNAL 3 January 2005

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock code: 0003)

RETIREMENT OF DIRECTOR

The Board of the Directors of the Company announces that Dr. Lee Hon Chiu will retire as Director of the Company with effect from 1 January 2005. The Board would like to extend its gratitude to Dr. Lee for his valuable contributions during his term of office with the Company for over 21 years and offer its best wishes to Dr. Lee. Dr. Lee has confirmed that he is not aware of any matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 31 December 2004

As at the date of this notice, the board of directors of the Company comprises:

Non-executive Director:	Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Director:	Mr. Liu Lit Man, Mr. Leung Hay Man, Dr. Lee Hon Chiu and Dr. The Hon. David Li Kwok Po
Executive Director:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi



Towngas
The Hong Kong and China Gas Company Limited